Exhibit 21.1

Subsidiaries of Nuveen Churchill BDC Inc.
The following list sets forth our consolidated subsidiary, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in the subsidiary:
Churchill Middle Market CLO V Ltd. (Delaware) – 100%
The subsidiary listed above is consolidated for financial reporting purposes.